December 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hortonworks, Inc.

Filed on Form S-1

Registration No. 333-200044

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between December 1, 2014 and the date hereof approximately 5,892 copies of the Preliminary Prospectus dated December 1, 2014 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals, rating agencies and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. EST on December 11, 2014, or as soon thereafter as practicable.

[Signature page follows.]

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the

Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]